October 15, 2015

Michael Clampitt

Attorney-Advisor

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C., 20549-3561

Re:	Community Shores Bank Corporation

Registration Statement on Form S-1
Filed June 25, 2015
File No. 333-205233

Dear Mr. Clampitt:

On behalf of Community Shores Bank Corporation (the "Company"), I write to respond to the comments contained in your letter to the Company dated July 17, 2015, related to the above-referenced registration statement (the “Registration Statement”). For your ease of reference, each of your comments, followed by the Company's response is set forth below. Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement. To expedite your review, we are providing three courtesy copies, clean and marked, of Amendment No. 1 to the Registration Statement. The marked copies show changes to our initial filing.

FORM S-3 Registration Statement

Commission Comment:

1.	Please fill in the blanks, including the price, as required by Item 501(b)(3) of Regulation S-K.

Company Response:

We have and completed the blanks throughout our amended Registration Statement, including the pricing information as required by Item 501(b)(3) of Regulation S-K.

Form S-1 Cover Page

2.	If the offering could extend beyond 30 days, please check the Rule 415 box on the registration statement cover page and include the Rule 415 undertakings in Part II, Item 17 of this registration statement.

Company Response

We have determined that the offering may extend beyond 30 days and have checked the Rule 415 box on the cover of our amended Registration Statement and included the Rule 415 undertakings in Part II, Item 17.

Part II. Exhibits

Please file a tax opinion for the U.S. federal income tax consequences of the rights received in the offering and provide corresponding disclosure in the prospectus. See Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 (CF) dated Oct. 14, 2011 available at http://www.sec.gov/interps/legal/cfslb19.htm. statement.

Company Response

We are filing the requested tax opinion as Exhibit 8.1 to our amended Registration Statement and have provided the corresponding disclosure in the amended prospectus.

*********

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Community Shores BAnk Corporation

/s/ Heather D. Brolick

Heather D. Brolick
President

Enclosure

cc:	Bradley J. Wyatt, Esq.